

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 16, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Series 2021B 1.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due September 15, 2081 of THE SOUTHERN COMPANY under the Exchange Act of 1934.

Sincerely,